Acorn HoldCo, Inc.

901 Explorer Boulevard

Huntsville, Alabama 35806

VIA EDGAR

November 12, 2021

Attention: Jeff Gordon

Kevin Stertzel

Sergio Chinos

Jay Ingram

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	Acorn HoldCo, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed October 18, 2021

File No. 333-259251

Ladies and Gentlemen:

Set forth below are the responses of Acorn HoldCo, Inc. (the “Company” or “Acorn”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 1, 2021, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4, File No. 333-259251, filed with the Commission on October 18, 2021 (the “Preliminary Registration Statement”).

In addition, concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Preliminary Registration Statement (“Amendment No. 2”) in response to the Staff’s comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions in the responses below correspond to Amendment No. 2, and capitalized terms used but not otherwise defined in the responses below have the meanings given to them in Amendment No. 2.

Form S-4/A Filed October 18, 2021

Q: Do any of ADTRAN’s and ADVA’s current directors, board members and executive officers have interests in the business combination..., page 4

1.

We note your response to comment 4, and reissue our comment. Please expand your disclosure to provide a detailed description, in lieu of a summary, of the interests that ADTRAN’s and ADVA’s directors and officers may have in the business combination.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 through 6 of Amendment No. 2.

Proposal No. 2: The Compensation Proposal, page 79

2.

We note your response to comment 7, and reissue our comment. Please expand your disclosure here to discuss the potential payments to ADTRAN’s named executive officer in connection with the business combination.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on pages 85 through 86 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of ADVA

Liquidity and Capital Resources, page 275

3.	We have reviewed your response to prior comment 15. We note that you now disclose the following on page 276:

•	There was an increase in accounts receivable for the year ended December 31, 2019; and

•	Increases in accounts receivable and inventory were partly offset by a significant decrease in accounts payable for the year ended December 31, 2020.

Based on your cash flows statement, it appears that (1) accounts receivable actually decreased during the year ended December 31, 2019 and (2) accounts receivable and inventory actually decreased during the year ended December 31, 2020. Please advise, or revise your disclosure to address these apparent discrepancies.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 283 of Amendment No. 2.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Tim Cruickshank of Kirkland & Ellis LLP at (212) 446-4794.

Sincerely,

ACORN HOLDCO, INC.

By:	/s/ Michael Foliano
Name: Michael Foliano
Title: Chief Financial Officer

cc:	Thomas Stanton

(ADTRAN, Inc.)

Brian Protiva

(ADVA Optical Networking SE)

Tim Cruickshank

Sarkis Jebejian

Carlo Zenkner

(Kirkland & Ellis LLP)

Richard Aftanas

Tiffany Posil

(Hogan Lovells US LLP)

3